B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2022

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 3, 2022 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2022 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2021. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 25% basis (second quarter of 2021 - 33%), representing the Company’s indirect ownership interest in the Nicaraguan and Nevada operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% interest in the Gramalote Project in Colombia. The Company has an approximately 25% interest in Calibre and an approximately 19% interest in BeMetals Corp. In addition, the Company has a portfolio of other evaluation and exploration projects in a number of countries including Mali, Uzbekistan and Finland.
Summary
Consolidated gold revenue for the second quarter of 2022 was $382 million on sales of 205,300 ounces at an average realized gold price of $1,861 per ounce, compared to $363 million on sales of 200,071 ounces at an average realized gold price of $1,814 per ounce in the second quarter of 2021. The increase in gold revenue of 5% ($19 million) was attributable to a 2.5% increase in the average realized gold price and a 2.5% increase in gold ounces sold. Consolidated gold revenue for the first half of 2022 was $748 million on sales of 400,400 ounces at an average price of $1,867 per ounce compared to $725 million on sales of 402,401 ounces at an average price of $1,802 per ounce in the first half of 2021. The increase in gold revenue of 3% ($23 million) was attributable to a 4% increase in the average realized gold price, partially offset by a 1% decrease in gold ounces sold.

Total gold production in the second quarter of 2022 was 223,623 ounces (including 14,765 ounces of attributable production from Calibre), slightly above budget by 1% (2,154 ounces), and consolidated gold production from the Company’s three operating mines was 208,858 ounces, in line with budget (refer to "Review of Mining Operations and Development Projects" section below). Compared to the second quarter of 2021, total consolidated gold production was higher by 6% (12,011 ounces), mainly due to record quarterly mill throughput achieved at the Fekola Mine in the second quarter of 2022. In addition, processed grade was higher at the Otjikoto Mine in the second quarter of 2022 due to the significant waste stripping operations at both the Wolfshag and Otjikoto pits that were completed in the first half of 2021. Consolidated gold production from the Company’s three operating mines is expected to be significantly weighted to the second half of 2022 primarily due to the timing of higher-grade ore mining. For the first half of 2022, total gold production was 432,988 ounces (including 27,657 ounces of attributable production from Calibre), above budget by 3% (11,914 ounces), and comparable with the first half of 2021. Consolidated gold production from the Company’s three operating mines was 405,331 ounces in the first half of 2022, above budget by 2% (7,383 ounces) and 1% (2,308 ounces) higher compared to the first half of 2021.

For the second quarter of 2022, consolidated cash operating costs1 were $766 per gold ounce produced ($771 per gold ounce sold), in line with the budget of $783 per gold ounce produced and $117 (18%) higher than the second quarter of 2021 consolidated cash operating cost of $649 per gold ounce produced. Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2022 were $781 per gold ounce produced ($786 per gold ounce sold), in line with the budget of $795 per gold ounce produced and 18% higher than the second quarter of 2021 cash operating cost of $664 per gold ounce produced. Cash operating costs per ounce produced for the second quarter of 2022 were in line with budget as a result of lower than budgeted mined tonnage being offset by higher than budgeted realized fuel prices. Cash operating costs for the second quarter of 2022 were higher than the second quarter of 2021 due to inflation driven higher input costs in the second quarter of 2022, including higher fuel unit prices. For the first half of 2022, consolidated cash operating costs were $722 per gold ounce produced ($702 per gold ounce sold), $59 (8%) per gold ounce produced less than budget and $107 (17%) per gold ounce produced higher than the first half of 2021. Including estimated attributable results for Calibre, cash operating costs for the first half of 2022 were $742 per gold ounce produced ($723 per gold ounce sold), $52 (7%) per gold ounce produced less than budget and $106 (17%) per gold ounce produced higher than the first half of 2021. Cash operating costs per ounce produced for the first half of 2022 were lower than budget as a result of higher than budgeted production and lower than budgeted mined tonnage partially offset by higher than budgeted realized fuel prices. Cash operating costs for the first half of 2022 were higher than the first half of 2021 due to inflation driven higher input costs in the first half of 2022, including higher fuel unit prices.

Consolidated all-in sustaining costs2 for the second quarter of 2022 were $1,109 per gold ounce sold compared to budget of $1,191 per gold ounce sold and $1,011 per gold ounce sold for the second quarter of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2022 were $1,111 per gold ounce sold compared to budget of $1,189 per gold ounce sold and $1,016 per gold ounce sold for the second quarter of 2021. All-in sustaining costs for the second quarter of 2022 were 7% lower than budget as a result of the lower than budgeted cash operating costs described above, higher than budgeted realized gains on the settlement of fuel derivatives and lower sustaining capital expenditures, partially offset by lower than budgeted gold ounces sold. Consolidated all-in sustaining costs for the first half of 2022 were $1,069 per gold ounce sold compared to budget of $1,274 per gold ounce sold and $965 per gold ounce sold for the first half of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2022 were $1,074 per gold ounce sold compared to budget of $1,267 per gold ounce sold and $974 per gold ounce sold for the first half of 2021. All-in sustaining costs for the first half of 2022 were lower than budget as a result of the lower than budgeted cash operating costs described above, higher than budgeted realized gains on the settlement of fuel derivatives and lower sustaining capital expenditures. The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2022.

For full-year 2022, B2Gold remains well positioned for continued strong operational and financial performance and remains on track to achieve its total gold production guidance of between 990,000 and 1,050,000 ounces (including 40,000 and 50,000
1 “Cash operating costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

attributable ounces projected from Calibre). Due to the timing of high-grade ore mining, consolidated gold production from the Company’s three operating mines is expected to increase significantly in the second half of 2022 to between 560,000 and 590,000 ounces. Consolidated cash operating costs for the first half of 2022 were below the first half guidance range of between $760 and $800 per ounce. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to significantly improve compared to the first half of 2022. After factoring in current fuel price increases at all sites, consolidated cash operating costs for the second half of 2022 are now expected to be between $550 and $590 per ounce (original second half guidance range of between $490 to $530 per ounce). In addition, consolidated all-in sustaining costs for the first half of 2022 were below the guidance range of between $1,250 and $1,290 per ounce. Consolidated all-in sustaining costs are expected to significantly improve in the second half of 2022 compared to the first half of 2022. After factoring in current fuel price increases at all sites and the timing of remaining capital expenditures, consolidated all-in sustaining costs for the second half of 2022 are now expected to be between $960 and $1,000 per ounce (original second half guidance range of between $820 to $860 per ounce). Overall and after factoring in the positive operating results in the first half of 2022, the Company's total consolidated cost guidance ranges for full-year 2022 remain unchanged. For full-year 2022, total consolidated cash operating costs are forecast to be at the upper end of the Company's guidance range of between $620 and $660 per ounce and total consolidated all-in sustaining costs are forecast to be within the Company's original guidance range of between $1,010 and $1,050 per ounce.

As previously disclosed, the Company’s operations continue to be impacted by global cost inflation with fuel costs reflecting the most significant increases. However, despite these ongoing cost pressures, the draw downs of existing inventories, proactive management and the revised sequencing of some capital costs means that consolidated cash operating costs and all-in sustaining costs in the first half of 2022 were lower than budget and for full-year 2022, the Company expects to be at the upper end of its original total consolidated cash operating cost guidance range and within its original total consolidated all-in sustaining cost guidance range. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold’s projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

Net income for the second quarter of 2022 was $41 million compared to $74 million for the second quarter of 2021. For the second quarter of 2022, the Company generated net income attributable to the shareholders of the Company of $38 million ($0.04 per share) compared to $68 million ($0.07 per share) in the second quarter of 2021. Adjusted net income attributable to the shareholders of the Company3 for the second quarter of 2022 was $45 million ($0.04 per share) compared to $52 million ($0.05 per share) in the second quarter of 2021. Tax charges in the second quarter of 2022 included $22 million in withholding tax for higher than anticipated intercompany dividend declared at the Fekola Mine and a $5 million deferred income tax charge driven by changes in foreign exchange rates. For the first half of 2022, the Company generated net income of $131 million compared to a net income of $173 million in the first half of 2021, including net income attributable to the shareholders of the Company of $119 million ($0.11 per share) in the first half of 2022 compared to $160 million ($0.15 per share) in the first half of 2021. Adjusted net income attributable to the shareholders of the Company for the first half of 2022 was $110 million ($0.10 per share) compared to adjusted net income of $150 million ($0.14 per share) in the first half of 2021.

Cash flow provided by operating activities was $125 million in the second quarter of 2022 compared to cash flow used by operating activities of $8 million in the second quarter of 2021, an increase of $133 million due mainly to lower working capital outflows in the second quarter of 2022 (most significantly for current income taxes with cash taxes paid in the second quarter of 2022 being $138 million lower than the second quarter of 2021), higher revenues of $19 million, higher realized gains on fuel contracts of $9 million, partially offset by higher production costs of $26 million. Cash income and withholding tax payments in the second quarter of 2022 totalled $39 million (second quarter of 2021 - $177 million). In the second quarter of 2021, income tax payments were significantly higher as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020. Cash flow provided by operating activities was $232 million in the first half of 2022 compared to $138 million in the first half of 2021, an increase of $95 million due mainly to lower working capital outflows in the first half of 2022 (most significantly for current income taxes with cash taxes paid in the first half of 2022 being $100 million lower than the first half of 2021), higher revenues of $22 million, higher realized gains on fuel contracts of $13 million, partially offset by higher production costs of $37 million. Cash income and withholding tax payments in the first half of 2022 totalled $98 million (first half of 2021 - $198 million), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for the balance of 2022, the Company is forecasting to make total cash income and withholding tax payments in 2022 of approximately $280 million.

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2022, the Company had cash and cash equivalents of $587 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $775 million (December 31, 2021 - $802 million). At June 30, 2022, the full amount of the Company's $600 million revolving credit facility ("RCF") was undrawn and available.
3 Adjusted net income attributable to shareholders of the Company ” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

On February 2, 2022, the Company announced that B2Gold’s Malian subsidiary had received a new exploration permit covering the same perimeter as the Menankoto permit, which together with the Bantako North permit comprises the Anaconda area, located 20 kilometres from the Fekola Mine. The Menankoto permit was issued by the Government of Mali in compliance with the procedures and requirements set out under the Malian 2019 Mining Code (previous permit had been issued under the Malian 2012 Mining Code), which provides for an initial term of three years and renewable for 2 additional three year periods. B2Gold’s Malian subsidiary subsequently withdrew the international arbitration proceedings against the Republic of Mali.

On February 2, 2022 the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Approximately 50,000 ounces has been budgeted to be produced from the Cardinal Zone in 2022 and included in Fekola's 2022 production guidance. Based on engineering studies completed to date, the Cardinal Zone has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years to Fekola's annual gold production.

On February 22, 2022 and June 8, 2022, B2Gold’s Board of Directors declared a cash dividend for the first and second quarter of 2022, respectively, of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2022 and June 29, 2022, respectively. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.
In 2022, the Company budgeted $33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill at a rate of 1.5 million tonnes per annum. With the anticipated closing of the acquisition of Oklo Resources Limited ("Oklo") and its flagship Dandoko project in mid-September 2022, the Company is currently evaluating its options for the timing and sourcing of material on a regional basis from all deposits within the Fekola Complex (including Fekola, Cardinal, Dandoko, Bakolobi and the Anaconda area). This updated evaluation is expected to be completed by the end of 2022, with first saprolite production now anticipated in the second quarter of 2023. Subject to obtaining all necessary permits and completion of a final development plan, the Company intends to commence its planned Phase I infrastructure development in the fourth quarter of 2022. Trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production. Based on the updated Mineral Resource estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material from the Anaconda area and the Dandoko project would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit.

On May 26, 2022, the Company announced the acquisition of Oklo, which will provide B2Gold with an additional landholding of 1,405 km2 covering highly prospective greenstone belts in Mali, including Oklo’s flagship Dandoko project (550 km2), located approximately 25 kilometres from each of the Fekola Mine and the Anaconda area. The transaction is expected to be completed in mid-September 2022.

On July 3, 2022, the Economic Community of West African States (“ECOWAS”) removed the economic, financial and diplomatic sanctions imposed on Mali earlier in 2022 following the interim Malian Government’s announcement of a two-year transition to presidential elections and the promulgation of a new electoral law. As a result, Mali’s borders with its neighbours are now open to normal commercial traffic and ordinary supply routes are once again available.

Based on the preliminary results of the optimized feasibility study for the Gramalote gold project in Colombia (the “Gramalote Project”), a joint venture between B2Gold and AngloGold Ashanti Limited (“AngloGold”), both partners have determined that the project does not currently meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalizing the Gramalote Feasibility Study by the end of the third quarter of 2022, B2Gold and AngloGold have jointly made the decision to review the alternatives for the Gramalote Project over the coming months.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Gold revenue ($ in thousands)	381,985	362,990	747,568	725,292
Net income ($ in thousands)	40,686	73,982	131,489	172,814
Earnings per share – basic(1) ($/ share)	0.04	0.07	0.11	0.15
Earnings per share – diluted(1) ($/ share)	0.04	0.06	0.11	0.15
Cash provided (used) by operating activities ($ thousands)	124,879	(8,316)	232,189	137,538
Average realized gold price ($/ ounce)	1,861	1,814	1,867	1,802
Adjusted net income(1)(2) ($ in thousands)	45,248	51,866	110,344	149,896
Adjusted earnings per share(1)(2) – basic ($)	0.04	0.05	0.10	0.14
Excluding equity investment in Calibre:
Gold sold (ounces)	205,300	200,071	400,400	402,401
Gold produced (ounces)	208,858	197,380	405,331	403,023
Cash operating costs(2) ($/ gold ounce sold)	771	661	702	606
Cash operating costs(2) ($/ gold ounce produced)	766	649	722	615
Total cash costs(2) ($/ gold ounce sold)	888	785	826	733
All-in sustaining costs(2) ($/ gold ounce sold)	1,109	1,011	1,069	965
Including equity investment in Calibre:
Gold sold (ounces)	220,129	214,360	428,218	431,833
Gold produced (ounces)	223,623	211,612	432,988	432,256
Cash operating costs(2) ($/ gold ounce sold)	786	675	723	628
Cash operating costs(2) ($/ gold ounce produced)	781	664	742	636
Total cash costs(2) ($/ gold ounce sold)	900	794	844	751
All-in sustaining costs(2) ($/ gold ounce sold)	1,111	1,016	1,074	974
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Second quarter 2022 and 2021
Revenue
Consolidated gold revenue for the second quarter of 2022 was $382 million on sales of 205,300 ounces at an average realized gold price of $1,861 per ounce, compared to $363 million on sales of 200,071 ounces at an average realized gold price of $1,814 per ounce in the second quarter of 2021. The increase in gold revenue of 5% ($19 million) was attributable to a 2.5% increase in the average realized gold price and a 2.5% increase in gold ounces sold.

In the second quarter of 2022, the Fekola Mine accounted for $224 million (second quarter of 2021 - $208 million) of gold revenue from the sale of 121,250 ounces (second quarter of 2020 - 115,000 ounces), the Masbate Mine accounted for $100 million (second quarter of 2021 - $109 million) of gold revenue from the sale of 53,250 ounces (second quarter of 2021 - 59,971 ounces) and the Otjikoto Mine accounted for $58 million (second quarter of 2021 - $45 million) of gold revenue from the sale of 30,800 ounces (second quarter of 2021 - 25,100 ounces).

Production and operating costs
Total gold production in the second quarter of 2022 was 223,623 ounces (including 14,765 ounces of attributable production from Calibre), slightly above budget by 1% (2,154 ounces), and consolidated gold production from the Company’s three operating mines was 208,858 ounces, in line with budget (refer to "Review of Mining Operations and Development Projects" section below). Compared to the second quarter of 2021, total consolidated gold production was higher by 6% (12,011 ounces), mainly due to record quarterly mill throughput achieved at the Fekola Mine in the second quarter of 2022. In addition, processed grade was higher at the Otjikoto Mine in the second quarter of 2022 due to the significant waste stripping operations at both the Wolfshag and Otjikoto pits that were completed in the first half of 2021. Consolidated gold production from the Company’s three operating mines is expected to be significantly weighted to the second half of 2022 primarily due to the timing of higher-grade ore mining.

For the second quarter of 2022, consolidated cash operating costs (refer to "Non-IFRS Measures") were $766 per gold ounce produced ($771 per gold ounce sold), in line with the budget of $783 per gold ounce produced and $117 (18%) higher than the second quarter of 2021 consolidated cash operating cost of $649 per gold ounce produced. Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2022 were $781 per gold ounce produced ($786 per gold ounce sold), in line with the budget of $795 per gold ounce produced and 18% higher than the second quarter of 2021 cash operating cost of $664 per gold ounce produced. Cash operating costs per ounce produced for the second quarter of 2022 were in line with budget as a result of lower than budgeted mined tonnage being offset by higher than budgeted realized fuel prices. Cash operating costs for the second quarter of 2022 were higher than the second quarter of 2021 due to inflation driven higher input costs in the second quarter of 2022, including higher fuel unit prices.

As previously disclosed, the Company’s operations continue to be impacted by global cost inflation with fuel costs reflecting the most significant increases. However, despite these ongoing cost pressures, the draw downs of existing inventories, proactive management and the revised sequencing of some capital costs means that consolidated cash operating costs and all-in sustaining costs in the first half of 2022 were lower than budget and for full-year 2022, the Company expects to be at the upper end of its original total consolidated cash operating cost guidance range and within its original total consolidated all-in sustaining cost guidance range. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold’s projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the second quarter of 2022 were $1,109 per gold ounce sold compared to budget of $1,191 per gold ounce sold and $1,011 per gold ounce sold for the second quarter of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2022 were $1,111 per gold ounce sold compared to budget of $1,189 per gold ounce sold and $1,016 per gold ounce sold for the second quarter of 2021. All-in sustaining costs for the second quarter of 2022 were 7% lower than budget as a result of the lower than budgeted cash operating costs described above, higher than budgeted realized gains on the settlement of fuel derivatives and lower sustaining capital expenditures, partially offset by lower than budgeted gold ounces sold. The lower sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2022.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $82 million in the second quarter of 2022 compared to $78 million in the second quarter of 2021. The 5% increase in depreciation expense was primarily due to a 2% increase in the depreciation charge per ounce of gold sold and a 3% increase in the gold ounces sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $24 million for the second quarter of 2022 compared to $25 million for the second quarter of 2021.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the second quarter of 2022 was $13 million which was $2 million higher than the second quarter of 2021. The higher G&A in the second quarter of 2022 resulted from higher bank charges and travel expenses as the restrictions on travel due to the COVID-19 pandemic continue to be lifted.
Share-based payment expense for the second quarter of 2022 was $4 million, which was $5 million lower than the second quarter of 2021 resulting from the timing of share-based payment grants and related vesting.
In the second quarter of 2022, the Company recorded a net $3 million write-off of mineral property interests relating to greenfield exploration targets.
For the second quarter of 2022, the Company's estimate of its share of Calibre's net income based on publicly available information was $4 million. Calibre will report its second quarter of 2022 financial results on August 9, 2022. The Company will update any differences in the third quarter of 2022. The Company held approximately 25% of the total issued and outstanding Calibre common shares and the Company's investment in Calibre had a market value of $84 million at June 30, 2022.
The Company reported $6 million in foreign exchange losses for the second quarter of 2022 compared to foreign exchange losses of $5 million for the second quarter of 2021. The foreign exchange losses for the second quarter of 2022 resulted from the weakening of the local currency in Mali and Namibia versus the US dollar and mainly reflects its impact on foreign currency denominated working capital balances.

The Company reported $3 million in interest and financing expense during the second quarter of 2022 in line with the second quarter of 2021.
For the second quarter of 2022, the Company recorded derivative gains of $8 million compared to $9 million in the second quarter of 2021. The gains were driven by fuel forward contracts and consisted of net unrealized losses of $4 million (Q2 2021 - net unrealized gains of $7 million) and realized gains of $12 million (Q2 2021 - realized gains of $2 million).

For the second quarter of 2022, the Company recorded a net current income and other tax expense of $60 million, compared to $50 million in the second quarter of 2021, consisting of current income tax of $32 million (Q2 2021 - $27 million), the 10% priority dividend to the State of Mali of $6 million (Q2 2021 - $5 million) and withholding tax (on intercompany dividends/management fees) of $22 million (Q2 2021 - $18 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the second quarter of 2021, current tax expense in the second quarter of 2022 was higher mainly as a result of higher taxable income for Otjikoto and higher declared intercompany dividends at Fekola. For the second quarter of 2022, the Company recorded a deferred income tax expense of $5 million compared to a deferred income tax recovery of $9 million in the second quarter of 2021. The increase in deferred income tax expense for the second quarter of 2022 compared to the second quarter of 2021 is mainly attributable to the impact of foreign exchange rate changes in Mali and Namibia.

Net income for the second quarter of 2022 was $41 million compared to $74 million for the second quarter of 2021. For the second quarter of 2022, the Company generated net income attributable to the shareholders of the Company of $38 million ($0.04 per share) compared to $68 million ($0.07 per share) in the second quarter of 2021. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the second quarter of 2022 was $45 million ($0.04 per share) compared to $52 million ($0.05 per share) in the second quarter of 2021. Adjusted net income in the second quarter of 2022 excluded the write-down of mineral property interests of $3 million, impairment reversal of long-lived assets of $1 million, non-cash interest income on deferred consideration of $1 million, unrealized losses on derivative instruments of $4 million and a deferred income tax expense of $2 million.

Cash flow provided by operating activities was $125 million in the second quarter of 2022 compared to cash flow used by operating activities of $8 million in the second quarter of 2021, an increase of $133 million due mainly to lower working capital outflows in the second quarter of 2022 (most significantly for current income taxes with cash taxes paid in the second quarter of 2022 being $138 million lower than the second quarter of 2021), higher revenues of $19 million, higher realized gains on fuel contracts of $9 million, partially offset by higher production costs of $26 million. Cash income tax payments in the second quarter of 2022 totalled $39 million (second quarter of 2021 - $177 million). In the second quarter of 2021, income tax payments were significantly higher as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020. Based on current assumptions, including an average gold price of $1,700 per ounce for the balance of 2022, the Company is forecasting to make total cash income and withholding tax payments in 2022 of approximately $280 million.

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2022, the Company had cash and cash equivalents of $587 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $775 million (December 31, 2021 - $802 million). At June 30, 2022, the full amount of the Company's $600 million RCF was undrawn and available.

Year to date results
Revenue
Consolidated gold revenue for the first half of 2022 was $748 million on sales of 400,400 ounces at an average price of $1,867 per ounce compared to $725 million on sales of 402,401 ounces at an average price of $1,802 per ounce in the first half of 2021. The increase in gold revenue of 3% ($23 million) was attributable to a 4% increase in the average realized gold price, partially offset by a 1% decrease in gold ounces sold.

In the first half of 2022, the Fekola Mine accounted for $422 million (first half of 2021 - $424 million) of gold revenue from the sale of 226,650 ounces (first half of 2021 - 235,200 ounces), the Masbate Mine accounted for $183 million (first half of 2021 - $208 million) of gold revenue from the sale of 97,550 ounces (first half of 2021 - 115,341 ounces) and the Otjikoto Mine accounted for $142 million (first half of 2021 - $93 million) of gold revenue from the sale of 76,200 ounces (first half of 2021 - 51,860 ounces).
Production and operating costs

For the first half of 2022, total gold production was 432,988 ounces (including 27,657 ounces of attributable production from Calibre), above budget by 3% (11,914 ounces), and comparable with the first half of 2021. Consolidated gold production from the Company’s three operating mines was 405,331 ounces in the first half of 2022, above budget by 2% (7,383 ounces) and 1% (2,308 ounces) higher compared to the first half of 2021.

For the first half of 2022, consolidated cash operating costs (refer to "Non-IFRS Measures") were $722 per gold ounce produced ($702 per gold ounce sold), $59 (8%) per gold ounce produced less than budget and $107 (17%) per gold ounce produced higher than the first half of 2021. Including estimated attributable results for Calibre, cash operating costs for the first half of 2022 were $742 per gold ounce produced ($723 per gold ounce sold), $52 (7%) per gold ounce produced less than budget and $106 (17%) per gold ounce produced higher than the first half of 2021. Cash operating costs per ounce produced for the first half of 2022 were lower than budget as a result of higher than budgeted production and lower than budgeted mined tonnage partially offset by higher than budgeted realized fuel prices. Cash operating costs for the first half of 2022 were higher than the first half of 2021 due to inflation driven higher input costs in the first half of 2022, including higher fuel unit prices.

As previously disclosed, the Company’s operations continue to be impacted by global cost inflation with fuel costs reflecting the most significant increases. However, despite these ongoing cost pressures, the draw downs of existing inventories, proactive management and the revised sequencing of some capital costs means that consolidated cash operating costs and all-in sustaining costs in the first half of 2022 were lower than budget and for full-year 2022, the Company expects to be at the upper end of its original total consolidated cash operating cost guidance range and within its original total consolidated all-in sustaining cost guidance range. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold’s projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first half of 2022 were $1,069 per gold ounce sold compared to budget of $1,274 per gold ounce sold and $965 per gold ounce sold for the first half of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2022 were $1,074 per gold ounce sold compared to budget of $1,267 per gold ounce sold and $974 per gold ounce sold for the first half of 2021. All-in sustaining costs for the first half of 2022 were 15% lower than budget as a result of the lower than budgeted cash operating costs described above, higher than budgeted realized gains on the settlement of fuel derivatives and lower sustaining capital expenditures. The lower sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2022.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $159 million for the first half of 2022 compared to $145 million in the first half of 2021. The 10% increase in depreciation expense was due to a 10% increase in the depreciation charge per gold ounce sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the Fekola and Masbate mines, an increase in costs to be depreciated for the Fekola Mine and higher depreciation of prestripping assets at the Otjikoto and Fekola mines.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $50 million for the first half of 2022 compared to $51 million in the first half of 2021.
Other
G&A for the first half of 2022 was $23 million, which was $3 million higher than the first half of 2021. The higher G&A in the first half of 2022 resulted from higher bank charges and travel expenses as the restrictions on travel due to the COVID-19 pandemic continue to be lifted.

Share-based payment expense for the first half of 2022 was $12 million, which was $3 million higher than the first half of 2021. The higher share-based payment expense resulted from the timing of share-based payment grants and related vesting.

In the first half of 2022, the Company recorded a net $3 million write-off of mineral property interests relating to greenfield exploration targets compared to $1 million in the first half of 2021.

For the first half of 2022, the Company's estimate of its share of Calibre's net income based on publicly available information was $7 million (first half of 2021 - $9 million). Calibre will report its second quarter of 2022 financial results on August 9, 2022. The Company will update any differences in the third quarter of 2022.

The Company reported $8 million in foreign exchange losses for the first half of 2022 compared to foreign exchange losses of $1 million for the first half of 2021. The foreign exchange losses for the first half of 2022 resulted from the weakening of the local currency in Mali and Namibia versus the US dollar and mainly reflect its impact on foreign currency denominated working capital balances.

The Company reported $5 million in interest and financing expense during the first half of 2022 in line with the first half of 2021.

For the first half of 2022, the Company recorded derivative gains of $27 million compared to $18 million in the first half of 2021. The gains were driven by fuel forward contracts and consisted of net unrealized gains of $9 million (first half of 2021 - net unrealized gains of $15 million) and realized gains of $18 million (first half of 2021 - realized gains of $3 million).

Other non-operating income for the first half of 2022 were $11 million, mainly consisting of a dilution gain on investment of Calibre of $5 million following dilution of the Company's investment in Calibre from 33% to 25% as a result of Calibre's acquisition of Fiore Gold Ltd. ("Fiore"), which closed in January 2022. In addition, in the first half of 2022 the Company recorded $2 million of non-cash interest income on the Deferred Consideration Receivable in connection with the Kiaka Project disposal.
For the first half of 2022, the Company recorded a net current income and other tax expense of $108 million compared to $92 million in the first half of 2021, consisting of current income tax of $72 million (first half of 2021 - $60 million), the 10% priority dividend to the State of Mali of $12 million (first half of 2021 - $13 million) and withholding tax (on intercompany dividends/management fees) of $24 million (first half of 2021 - $19 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first half of 2021, current tax expense for the first half of 2022 was higher mainly as a result of higher taxable income in Otjikoto, higher declared intercompany dividends at Fekola and lower taxes in 2021 in Masbate due to retroactive tax rate reductions. For the first half of 2022, the Company recorded a deferred income tax expense of $9 million compared to a deferred income tax expense of $6 million in the first half of 2021. The increase in deferred income tax expense for the first half of 2022 compared to the first half of 2021 is mainly attributable to the impact of foreign exchange rate changes in Mali and Namibia.

For the first half of 2022, the Company generated net income of $131 million compared to a net income of $173 million in the first half of 2021 including net income attributable to the shareholders of the Company of $119 million ($0.11 per share) in the first half of 2022 compared to $160 million ($0.15 per share) in the first half of 2021. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first half of 2022 was $110 million ($0.10 per share) compared to adjusted net income of $150 million ($0.14 per share) in the first half of 2021. Adjusted net income in the first half of 2022 excluded the write-down of mineral property interests of $3 million, impairment reversal of long-lived assets of $1 million, unrealized gains on derivative instruments of $9 million, dilution gain on Calibre investment of $5 million, non-cash interest income on deferred consideration receivable of $2 million and deferred income tax expense of $7 million.

Cash flow provided by operating activities was $232 million in the first half of 2022 compared to $138 million in the first half of 2021, an increase of $95 million due mainly to lower working capital outflows in the first half of 2022 (most significantly for current income taxes with cash taxes paid in the first half of 2022 being $100 million lower than the first half of 2021), higher revenues of $22 million, higher realized gains on fuel contracts of $13 million, partially offset by higher production costs of $37 million. Cash income and withholding tax payments in the first half of 2022 totalled $98 million (first half of 2021 - $198 million), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for the balance of 2022, the Company is forecasting to make total cash income and withholding tax payments in 2022 of approximately $280 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Gold revenue ($ in thousands)	224,476	208,256	422,338	423,996
Gold sold (ounces)	121,250	115,000	226,650	235,200
Average realized gold price ($/ ounce)	1,851	1,811	1,863	1,803
Tonnes of ore milled	2,421,526	2,294,610	4,620,749	4,369,190
Grade (grams/ tonne)	1.71	1.65	1.63	1.81
Recovery (%)	92.4	93.2	92.8	93.8
Gold production (ounces)	123,066	113,611	224,714	238,699
Cash operating costs(1) ($/ gold ounce sold)	711	606	652	541
Cash operating costs(1) ($/ gold ounce produced)	639	617	632	557
Total cash costs(1) ($/ gold ounce sold)	847	750	797	693
All-in sustaining costs(1) ($/ gold ounce sold)	949	854	967	811
Capital expenditures ($ in thousands)	20,198	8,721	48,426	26,117
Exploration ($ in thousands)	4,062	4,140	10,456	7,227
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) continued its strong operational performance through the second quarter of 2022, producing 123,066 ounces of gold, in line with budget. In the second quarter of 2022, Fekola’s processing facilities achieved record quarterly throughput of 2.42 million tonnes, 8% above budget and 6% higher than the second quarter of 2021, due to favourable ore characteristics and continuous optimization of the grinding circuit. The higher than budgeted mill throughput in the second quarter of 2022 was mainly offset by lower than budgeted mill feed grade (6%), as Fekola’s low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. Compared to the second quarter of 2021, gold production was higher by 8% (9,455 ounces), mainly due to higher mill throughput. Fekola’s gold production is expected to be significantly weighted to the second half of 2022 when mining reaches the higher-grade portion of Phase 6 of the Fekola Pit. For the second quarter of 2022, mill feed grade was 1.71 grams per tonne (“g/t”) compared to budget of 1.81 g/t and 1.65 g/t in the second quarter of 2021; mill throughput was 2.42 million tonnes compared to a budget of 2.24 million tonnes and 2.29 million tonnes in the second quarter of 2021; and gold recovery averaged 92.4% compared to budget of 94.4% and 93.2% in the second quarter of 2021. In the second quarter of 2022, as noted above, the higher than budgeted mill throughput (8%) was mainly offset by lower than budgeted mill feed grade (6%), as Fekola’s low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. In addition, in the second quarter of 2022, low availability of lime led to reduced gold recoveries, however, all reagents are now available without constraint and operations continue normally. For the first half of 2022, the Fekola Mine produced 224,714 ounces of gold, slightly above budget (901 ounces) and, as expected, lower by 6% (13,985 ounces) compared to the first half of 2021 mainly due to planned significant waste stripping and lower mined ore tonnage as Phase 6 of the Fekola Pit was developed in the first half of 2022. For the first half of 2022, mill feed grade was 1.63 g/t compared to budget of 1.63 g/t and 1.81 g/t in the first half of 2021; mill throughput was 4.62 million tonnes compared to budget of 4.55 million tonnes and 4.37 million tonnes in the first half of 2021; and gold recovery averaged 92.8% compared to budget of 94.0% and 93.8% in the first half of 2021.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2022 were $639 per ounce produced ($711 per gold ounce sold) compared to a budget of $703 per ounce produced and $617 per ounce produced for the second quarter of 2021. Cash operating costs per ounce produced for the second quarter of 2022 were $64 per ounce produced or 9% lower than budget as a result of lower than budgeted total mining, processing and site general costs. Total mining costs were lower due to lower overall tonnes mined compared to budget, partially offset by higher than budget fuel prices for the second quarter of 2022. Mined tonnes were lower than budgeted due to a temporary change in mine sequencing resulting from the availability of supplies due to the ECOWAS sanctions. The Fekola Mine’s cash operating costs for the first half of 2022 were $632 per ounce produced ($652 per gold ounce sold) compared to a budget of $738 per ounce produced and $557 per ounce produced for the first half of 2021. Cash operating costs per ounce produced for the first half of 2022 were $106 per ounce produced or 14% lower than budget as a result of lower than budgeted total mining, processing and site general costs. Total costs were lower largely due to lower overall tonnes mined compared to budget and lower than budgeted fuel prices realized in the first quarter of 2022 (fuel prices are set in advance by the State and therefore subject to timing delays between market fuel price increases and those experienced at the Fekola Mine). Fekola fuel prices were significantly lower than budget in the first quarter of 2022 but following the reset of State fuel pricing in the second quarter of 2022, fuel prices were higher than budgeted. In total, overall fuel prices for the first half of 2022 were lower than budget. Mined tonnes were lower than budgeted due to a temporary change in mine sequencing resulting from the availability of supplies due to the ECOWAS sanctions. Compared to the second quarter of 2021 and first half of 2021, cash operating costs per ounce produced for the second quarter of 2022 and first half of 2022 were higher, as expected, mainly due to the higher fuel and consumables costs and increased mining costs from operating deeper in the Fekola Pit.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2022 for the Fekola Mine were $949 per gold ounce sold compared to a budget of $1,025 per gold ounce sold and $854 per gold ounce sold in the second quarter of 2021. All-in sustaining costs for the second quarter of 2022 were $76 per gold ounce sold or 7% lower than budget as a result of lower sustaining capital expenditures and higher than budgeted realized gains on the settlement of fuel derivatives. All-in sustaining costs for the first half of 2022 for the Fekola Mine were $967 per gold ounce sold compared to a budget of $1,162 per gold ounce sold and $811 per gold ounce sold in the first half of 2021. All-in sustaining costs for the first half of 2022 were $195 per gold ounce sold or 17% lower than budget as a result of the lower than budgeted cash operating costs described above, lower sustaining capital expenditures (mainly due to lower than budgeted prestripping costs and site capital projects) and higher than budgeted realized gains on the settlement of fuel derivatives. The lower than budgeted sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2022.

Capital expenditures in the second quarter of 2022 totalled $20 million primarily consisting of $10 million for mobile equipment purchases and rebuilds and $6 million for the tailings storage facility expansion and studies. Capital expenditures in the first half of 2022 totalled $48 million primarily consisting of $19 million for mobile equipment purchases and rebuilds, $14 million for prestripping and $10 million for tailings storage facility expansion and studies.

On July 3, 2022, ECOWAS removed the economic, financial and diplomatic sanctions imposed on Mali in January 2022. The sanctions were removed by ECOWAS after the interim Malian Government announced a two-year transition to presidential elections and promulgated a new electoral law. Mali’s borders with its neighbouring countries have now re-opened to normal commercial traffic and ordinary supply routes are available. Throughout the period of the sanctions, the Fekola Mine continued to operate normally and meet its production targets while maintaining a good working relationship with the interim Government.

The low-cost Fekola Mine in Mali remains on track to produce between 570,000 and 600,000 ounces of gold in 2022. Fekola’s gold production is expected to significantly increase from the first half of 2022 to between 350,000 and 370,000 ounces during the second half of 2022. Fekola’s cash operating costs for the first half of 2022 were below its first half guidance range of between $720 and $760 per ounce. Costs in the second half of 2022 are expected to be lower than the first half of 2022 as a result of the weighting of Fekola production. After factoring in current fuel price increases at Fekola, cash operating costs for the second half of 2022 are now expected to be between $430 to $470 per ounce (original guidance range of between $380 to $420 per ounce). In addition, Fekola’s all-in sustaining costs for the first half of 2022 were below the guidance range of between

$1,140 and $1,180 per ounce. After factoring in current fuel price increases at Fekola and the expected timing of remaining sustaining capital expenditures, all-in sustaining costs are now expected to be between $790 and $830 per ounce for the second half of 2022 (original guidance range was between $660 and $700 per ounce). Overall and after factoring in the positive operating results in the first half of 2022, Fekola's costs guidance ranges for full-year 2022 remain unchanged. For full-year 2022, cash operating costs are expected to be between $510 and $550 per ounce and at the upper end of its all-in sustaining costs guidance range of between $840 and $880 per ounce.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Gold revenue ($ in thousands)	99,675	109,377	182,768	207,832
Gold sold (ounces)	53,250	59,971	97,550	115,341
Average realized gold price ($/ ounce)	1,872	1,824	1,874	1,802
Tonnes of ore milled	1,986,253	1,863,343	3,996,441	3,811,712
Grade (grams/ tonne)	1.09	1.17	1.14	1.13
Recovery (%)	78.4	81.5	78.2	82.6
Gold production (ounces)	54,375	56,878	114,139	114,391
Cash operating costs(1) ($/ gold ounce sold)	764	673	773	627
Cash operating costs(1) ($/ gold ounce produced)	840	616	772	612
Total cash costs(1) ($/ gold ounce sold)	860	778	886	730
All-in sustaining costs(1) ($/ gold ounce sold)	1,082	899	1,054	860
Capital expenditures ($ in thousands)	14,057	6,778	19,750	13,342
Exploration ($ in thousands)	1,378	1,339	2,415	2,425
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance with second quarter 2022 gold production of 54,375 ounces, above budget by 2% (995 ounces), as processed tonnage (6% above budget) more than offset lower than budgeted processed grade (4%). Compared to the second quarter of 2021, gold production was lower by 4% (2,503 ounces) due to higher grade and recoveries in the second quarter of 2021. For the second quarter of 2022, mill feed grade was 1.09 g/t compared to budget of 1.13 g/t and 1.17 g/t in the second quarter of 2021; mill throughput was 1.99 million tonnes compared to budget of 1.88 million tonnes and 1.86 million tonnes in the second quarter of 2021; and gold recovery averaged 78.4% compared to budget of 78.2% and 81.5% in the second quarter of 2021. In the second quarter of 2022, higher than budgeted mill throughput (6%) resulted from the continuous optimization of the grinding circuit whereas the lower than budgeted processed grade (4%) resulted from lower than budgeted mined grades at the bottom of the Montana Pit, where mining was completed in July 2022. Processed grade was higher in the second quarter of 2021 (compared to the second quarter of 2022) due to mining of higher-grade zones of the Main Vein and Montana pits in the second quarter of 2021. Gold recoveries for processed ore were also higher in the second quarter of 2021 (compared to the second quarter of 2022) as mill recoveries outperformed Masbate’s modelled mine plan recoveries in the second quarter of 2021. For the first half of 2022, Masbate Mine’s gold production of 114,139 ounces was well above budget by 6% (6,706 ounces) as a result of higher than budgeted mill throughput, and comparable to the first half of 2021. For the first half of 2022, mill feed grade was 1.14 g/t compared to budget of 1.11 g/t and 1.13 g/t in the first half of 2021; mill throughput was 4.00 million tonnes compared to budget of 3.81 million tonnes and 3.81 million tonnes in the first half of 2021; and gold recovery averaged 78.2% compared to budget of 79.0% and 82.6% in the first half of 2021.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2022 were $840 per ounce produced ($764 per gold ounce sold) compared to a budget of $732 per ounce produced and $616 per ounce produced for the second quarter of 2021. Cash operating costs per ounce produced for the second quarter of 2022 were higher than budget by $108 per ounce produced, or 15%, as a result of higher than budgeted mining and processing costs resulting from higher than budgeted diesel and heavy fuel oil ("HFO") costs. Cash operating costs per ounce sold for the second quarter of 2022 were higher than budget, but the impact of higher second quarter of 2022 fuel costs was partially offset by lower cost inventory produced in the first quarter of 2022 being sold in the second quarter of 2022. Cash operating costs for the first half of 2022 were $772 per ounce produced ($773 per gold ounce sold) compared to a budget of $747 per ounce produced and $612 per ounce produced for the first half of 2021. Cash operating costs per ounce produced for the first half of 2022 were in line with budget due to higher than budgeted mining and processing costs resulting from higher than budgeted diesel and HFO costs partially offset by higher than budgeted gold produced. Cash operating costs per ounce produced for the second quarter of 2022 and the first half of 2022 were higher than the second quarter of 2021 and first half of 2021 by 36% and 26%, respectively, as a result of higher fuel and other consumable costs and slightly lower gold produced.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2022 were $1,082 per ounce sold compared to a budget of $1,054 per gold ounce sold and $899 per gold ounce sold in the second quarter of 2021. All-in sustaining costs for the second quarter of 2022 were in line with budget as a result of offsetting factors. Higher than budgeted cash operating costs as describe above and higher than budgeted capital expenditures due to timing differences were offset by higher than budgeted realized gains on the settlement of fuel derivatives. All-in sustaining costs for the first half of 2022 were $1,054 per ounce sold compared to a budget of $1,144 per gold ounce sold and $860 per gold ounce sold in the first half of 2021. All-in sustaining costs for the first half of 2022 were $90 per gold ounce sold or 8% lower than budget as a result of lower than budgeted capital expenditures and higher than budgeted realized gains on the settlement of fuel derivatives which were partially offset by slightly higher than budgeted cash operating costs and lower than budgeted gold ounces sold. The lower than budgeted sustaining capital expenditures were primarily a result of timing of expenditures and expected to be incurred later in 2022.

Capital expenditures in the second quarter of 2022 totalled $14 million, primarily consisting of $9 million for mobile equipment purchases and rebuilds, $2 million for an additional powerhouse generator and $2 million for tailings storage facility construction. Capital expenditures in the first half of 2022 totalled $20 million, primarily consisting of $10 million for mobile equipment purchases and rebuilds, $2 million for tailings storage facility projects and $3 million for an additional powerhouse generator.

In light of the Masbate Mine’s positive production performance to date in 2022, it is now expected to produce between 215,000 and 225,000 ounces of gold in 2022 (original guidance range was between 205,000 and 215,000 ounces of gold). Masbate’s gold production is scheduled to be relatively consistent throughout 2022. Masbate’s cash operating costs for the first half of 2022 were above its first half guidance range of between $730 and $770 per ounce. After factoring in current fuel price increases at Masbate, cash operating costs for the second half of 2022 are now expected to be between $890 to $930 per ounce (original guidance range of between $760 to $800 per ounce). In addition, Masbate’s all-in sustaining costs for the first half of 2022 were below the guidance range of between $1,120 and $1,160 per ounce. After factoring in current fuel price increases at Masbate and the expected timing of remaining sustaining capital expenditures, all-in sustaining costs are now expected to be between $1,140 and $1,180 per ounce for the second half of 2022 (original guidance range was between $1,020 and $1,060 per ounce). Overall for full-year 2022, with the increases being experienced in fuel prices, Masbate's cash operating costs are now expected to be in the range of between $820 and $860 per ounce (original guidance range of between $740 and $780 per ounce). The all-in sustaining cost guidance range remains unchanged and are expected to be at the upper end of Masbate's guidance range of between $1,070 and $1,110 per ounce.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Gold revenue ($ in thousands)	57,834	45,357	142,462	93,464
Gold sold (ounces)	30,800	25,100	76,200	51,860
Average realized gold price ($/ ounce)	1,878	1,807	1,870	1,802
Tonnes of ore milled	850,889	861,091	1,696,111	1,755,151
Grade (grams/ tonne)	1.17	0.99	1.24	0.91
Recovery (%)	98.4	97.8	98.5	97.7
Gold production (ounces)	31,417	26,891	66,478	49,933
Cash operating costs(1) ($/ gold ounce sold)	1,018	885	763	853
Cash operating costs(1) ($/ gold ounce produced)	1,136	854	943	893
Total cash costs(1) ($/ gold ounce sold)	1,093	957	838	925
All-in sustaining costs(1) ($/ gold ounce sold)	1,403	1,613	1,090	1,542
Capital expenditures ($ in thousands)	23,152	21,091	39,283	39,966
Exploration ($ in thousands)	873	1,113	1,379	1,589
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 31,417 ounces of gold in the second quarter of 2022, 2,027 ounces (6%) below budget. The lower than budgeted gold production in the second quarter of 2022 was due to a slower than planned ramp-up in development of the Wolfshag Underground mine, resulting in lower than budgeted mined grade. The Company recently appointed a new underground mining contractor and development rates in the Wolfshag Underground mine have recovered, with development ore now expected in the third quarter of 2022 and stope ore production commencing in the fourth quarter of 2022. As a result of this change in ore production timing, the 2022 annual production guidance range for Otjikoto has been revised to between 165,000 and 175,000 ounces of gold (original guidance range was between 175,000 and 185,000 ounces of gold). As expected, compared to the second quarter of 2021, gold production was higher by 17% (4,526 ounces) due to significant waste stripping operations at both the Wolfshag and Otjikoto pits in the first half of 2021. For the second quarter of 2022, mill feed grade was 1.17 g/t compared to budget of 1.25 g/t and 0.99 g/t in the second quarter of 2021; mill throughput was 0.85 million tonnes compared to budget of 0.85 million tonnes and 0.86 million tonnes in the second quarter of 2021; and gold recovery averaged 98.4% compared to budget of 98.0% and 97.8% in the second quarter of 2021. As noted above, processed grade was lower than budgeted in the second quarter of 2022 due to delays in the development of the Wolfshag Underground mine and higher compared to the second quarter of 2021 due to significant waste stripping at both the Wolfshag and Otjikoto pits in the first half of 2021. For the first half of 2022, the Otjikoto Mine produced 66,478 ounces of gold, in line with budget and 33% (16,545 ounces) higher than the first half of 2021. For the first half of 2022, mill feed grade was 1.24 g/t compared to budget of 1.26 g/t and 0.91 g/t in the first half of 2021; mill throughput was 1.70 million tonnes compared to budget of 1.69 million tonnes and 1.76 million tonnes in the first half of 2021; and gold recovery averaged 98.5% compared to budget of 98.0% and 97.7% in the first half of 2021.

Cash operating (refer to “Non-IFRS Measures”) costs for the second quarter of 2022 were $1,136 per gold ounce produced ($1,018 per ounce gold sold), compared to a budget of $1,160 per ounce produced and $854 per ounce produced for the second quarter of 2021. Cash operating costs for the first half of 2022 were $943 per gold ounce produced ($763 per ounce gold sold), compared to a budget of $983 per ounce produced and $893 per ounce produced for the first half of 2021. Cash operating costs per ounce produced for the second quarter of 2022 and first half of 2022 were slightly lower than budget as a result of a weaker Namibian dollar and delays in incurring Wolfshag underground mining operating costs as described above, partially offset by higher fuel unit prices. Cash operating costs per ounce sold for the second quarter of 2022 and first half of 2022 were 12% and 22%, respectively, lower than budget, as a result of the sale of lower cost inventory produced in prior periods. Cash operating costs per ounce produced for the second quarter of 2022 and first half of 2022 were 33% and 6% higher, respectively, than the second quarter of 2021 and first half of 2021, respectively, mainly as a result of higher ounces produced in 2021 and higher fuel unit costs in 2022.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2022 were $1,403 per gold ounce sold compared to a budget of $1,617 per gold ounce sold and $1,613 per gold ounce sold in the second quarter of 2021. All-in sustaining costs for the second quarter of 2022 were $214 per gold ounce sold or 13% lower than budget as a result of the slightly lower than budgeted cash operating costs described above, lower sustaining capital expenditures and higher than budgeted realized gains on the settlement of fuel derivatives, partially offset by lower than budgeted gold ounces sold. All-in sustaining costs for the first half of 2022 were $1,090 per gold ounce sold compared to a budget of $1,476 per gold ounce sold and $1,542 per gold ounce sold in the first half of 2021. All-in sustaining costs for the first half of 2022 were $386 per gold ounce sold or 26% lower than budget as a result of the slightly lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold, lower sustaining capital expenditures and higher than budgeted realized gains on the settlement of fuel derivatives. The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2022.

Capital expenditures for the second quarter of 2022 totalled $23 million, primarily consisting of $13 million for Wolfshag underground mine development, $5 million for prestripping in the Otjikoto pit, $3 million for mobile equipment purchases and rebuilds and $2 million for the national power grid connection line. Capital expenditures for the first half of 2022 totalled $39 million, primarily consisting of $19 million for Wolfshag underground mine development, $11 million for prestripping in the Otjikoto pit, $5 million for mobile equipment purchases and rebuilds and $4 million for the national power grid connection line.

The Otjikoto Mine is now expected to produce between 165,000 and 175,000 ounces of gold in 2022 (original guidance range of 175,000 to 185,000 ounces). For the second half of 2022, Otjikoto’s gold production is expected to increase significantly to between 100,000 and 105,000 ounces. Otjikoto’s cash operating costs for the first half of 2022 were below its first half guidance range of between $960 and $1,000 per ounce. Costs in the second half of 2022 are expected to be lower as a result of the increase in Otjikoto's gold production. After factoring in current fuel price increases at Otjikoto, cash operating costs for the second half of 2022 are now expected to be between $640 to $680 per ounce (original guidance range of between $620 to $660 per ounce). In addition, Otjikoto’s all-in sustaining costs for the first half of 2022 were below the guidance range of between $1,460 and $1,500 per ounce. After factoring in current fuel price increases at Otjikoto and the expected timing of remaining sustaining capital expenditures, all-in sustaining costs are now expected to be between $1,110 and $1,150 per ounce for the second half of 2022 (original guidance range was between $930 and $970 per ounce). Overall and after factoring in the positive operating results for the first half of 2022, Otjikoto's costs guidance ranges for full-year 2022 remain unchanged. For full-year 2022, cash operating costs are expected to be at the upper end of the Company's guidance range of between $740 and $780 per ounce and all-in sustaining costs are expected to be within its guidance range of between $1,120 and $1,160 per ounce

Investment in Calibre

On January 12, 2022, Calibre completed its acquisition of Fiore and issued 101,321,923 Calibre common shares reducing B2Gold's ownership interest in Calibre to approximately 25%. As a result of the acquisition, Calibre acquired a 100% interest in Fiore’s operating Pan Gold Mine, adjacent advanced-stage Gold Rock Project and the past producing Illipah Gold Project in Nevada, as well as the Golden Eagle project in Washington State.

At June 30, 2022, B2Gold held approximately 25% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 25% common shareholding of Calibre at June 30, 2022 was $84 million. For the second quarter of 2022 and the first half of 2022, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $4 million and $7 million, respectively. Calibre will report its second quarter of 2022 financial results on August 9, 2022. The Company will update any differences in the third quarter of 2022.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated July 12, 2022, consolidated production of Calibre for the second quarter of 2022 was 59,723 ounces of which the Company's attributable share was 14,765 ounces and gold sales were 59,783 ounces of which the Company's attributable share was 14,829 ounces. Nicaragua gold production for the second quarter of 2022 was

48,810 ounces and Nevada gold production was 10,913 ounces. Consolidated production of Calibre for the first half of 2022 was 111,621 ounces of which the Company's attributable share was 27,657 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first half of 2022 will be at the mid-point of the guidance ranges of approximately $970 to $1,070 per ounce and $1,100 to $1,200 per ounce, respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the second quarter of 2022 reflect the adjustment for actual first quarter of 2022 results.

Gramalote Project - Colombia

The Gramalote Project, owned 50% B2Gold/50% AngloGold is located in central Colombia, northeast of Medellin, in the Province of Antioquia. In the third quarter of 2021, B2Gold commenced the Gramalote feasibility which focused solely on a production scenario based on the Indicated Mineral Resources. The feasibility study approach to date has not included any potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone.

Based on the preliminary results of the optimized feasibility study for the Gramalote Project, a joint venture between B2Gold and AngloGold, both partners have determined that the project does not currently meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalizing the Gramalote Feasibility Study by the end of the third quarter of 2022, B2Gold and AngloGold have jointly made the decision to review the alternatives for the Gramalote Project over the coming months.

Following a review of the Gramalote Project’s optimized feasibility study work completed to date, which included revisiting the original Gramalote Project design parameters in the existing mining permit (as applied in the Gramalote Preliminary Economic Assessment in January 2020 and historical AngloGold studies) and further optimizing project design, together with a review of the additional drilling of Indicated and Inferred portions of the Mineral Resource area and updating capital and operating costs to reflect both optimized project development and expected capital and operating costs, the outcome was that the Gramalote Project does not meet the internal investment indicators that would support further project development at this time.

While the general characteristics of the Gramalote Project remain constant and the project benefits from a low strip ratio, low processing costs, and a favourable relationship with the local and regional stakeholders, key changes to the project economics were identified during the optimized feasibility study work which combine to preclude development of the project by the joint venture. On a global scale, cost inflation has resulted in estimated capital cost increases of approximately 12%, coupled with uncertain long-term operating costs. More detailed resource modelling indicates that the grade-tonnage characteristics of the ore body resulted in lower than expected processing head grade and annual ounce production, specifically within the first five years of production including the payback period. These changes result in lower than expected project net present value and internal rate of return, below the investment threshold of each joint venture partner.

The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities. B2Gold and AngloGold intend to jointly complete a comprehensive review of the alternatives relating to the Gramalote Project and consider the interests of all stakeholders in making a decision on the future of the project.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2022, the Company had cash and cash equivalents of $587 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $775 million (December 31, 2021 - $802 million). At June 30, 2022, the full amount of the Company's $600 million RCF was undrawn and available.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2022, the Company was in compliance with these debt covenants.

For the second quarter of 2022, capital expenditures totalled $84 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $20 million, the Masbate Mine had capital expenditures of $14 million, the Otjikoto Mine had capital expenditures of $23 million, the Gramalote Project had capital expenditures of $4 million and the Anaconda area had capital expenditures of $7 million. Other exploration and development costs for the second quarter of 2022 totalled $16 million. In addition, for the second quarter of 2022, the Company incurred $48 million in acquisition costs for the Bakolobi permit in Mali. For the first half of 2022, capital expenditures totalled $152 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $48 million, the Masbate Mine had capital expenditures of $20 million, the Otjikoto Mine had capital expenditures of $39 million, the Gramalote Project had capital expenditures of $9 million and the Anaconda area had capital expenditures of $7 million. Other exploration and development costs for the first half of 2022 totalled $29 million. In addition, for the first half of 2022, the Company made a $8 million mineral property exercise option payment in relation to the Ondundu Project which at June 30, 2022 is disclosed as an asset classified as held-for-sale and incurred $48 million in acquisition costs for the Bakolobi permit in Mali.

On May 26, 2022, the Company announced the acquisition of Oklo, to buy 100% of the outstanding shares of Oklo for consideration of 0.0206 of a common share of the Company and Australian $0.0525 in cash for each Oklo share held. The Company is expected to issue approximately 11 million common shares and Australian $27 million in cash for the acquisition. Upon completion, the former shareholders of Oklo will own approximately 1% of the Company. The transaction is expected to be completed in early September 2022.

As at June 30, 2022, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $10 million for equipment for the Cardinal area, $10 million related to mobile equipment rebuilds, $4 million related to the tailings facility expansion, $2 million related to mobile equipment purchases and $4 million for other capital projects, $17 million of which is expected to be incurred in 2022 and $13 million of which is expected to be incurred in 2023.
•For payments of $9 million for mobile equipment for the Anaconda project, $8m of which is expected to be incurred in 2022 and $1m of which is expected to be incurred in 2023.
•For payments at the Masbate Mine of $5 million for powerhouse rebuilds and maintenance and $3 million related to mobile equipment purchases, all of which is expected to be incurred in 2022.
•For payments at the Otjikoto Mine of $4 million for the Wolfshag underground project, and payments of $1 million for the national power grid connection line, all of which is expected to be incurred in 2022.
•For payments at the Gramalote Project of $4 million for the Company's share of development costs, $3 million of which is expected to be incurred in 2022 and $1 million of which is expected to be incurred in 2023.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the first half of 2022, the Company entered into additional forward contracts for the purchase of 1,969,000 litres of fuel oil with settlements scheduled between November 2023 and January 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at June 30, 2022:

	2022	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	23,034	22,604	656	46,294
Average strike price	$0.34	$0.37	$0.43	$0.36

Forward – gas oil:
Litres (thousands)	14,937	17,066	—	32,003
Average strike price	$0.36	$0.43	$—	$0.40
The unrealized fair value of these contracts at June 30, 2022 was $25 million.

Operating activities

Cash flow provided by operating activities was $125 million in the second quarter of 2022 compared to cash flow used by operating activities of $8 million in the second quarter of 2021, an increase of $133 million due mainly to lower working capital outflows in the second quarter of 2022 (most significantly for current income taxes with cash taxes paid in the second quarter of 2022 being $138 million lower than the second quarter of 2021), higher revenues of $19 million, higher realized gains on fuel contracts of $9 million, partially offset by higher production costs of $26 million. Cash income and withholding tax payments in the second quarter of 2022 totalled $39 million (second quarter of 2021 - $177 million). In the second quarter of 2021, income tax payments were significantly higher as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020. Cash flow provided by operating activities was $232 million in the first half of 2022 compared to $138 million in the first half of 2021, an increase of $95 million due mainly to lower working capital outflows in the first half of 2022 (most significantly for current income taxes with cash taxes paid in the first half of 2022 being $100 million lower than the first half of 2021), higher revenues of $22 million, higher realized gains on fuel contracts of $13 million, partially offset by higher production costs of $37 million. Cash income and withholding tax payments in the first half of 2022 totalled $98 million (first half of 2021 - $198 million), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for the balance of 2022, the Company is forecasting to make total cash income and withholding tax payments in 2022 of approximately $280 million.

Financing activities

The Company’s cash used by financing activities for the second quarter of 2022 was a net outflow of $44 million. During the second quarter of 2022, the Company received proceeds from the exercise of stock options of $9 million, made equipment loan facility repayments of $5 million, made principal payments on lease arrangements of $2 million, made interest and commitment fee payments of $1 million, paid dividends of $43 million and distributed $3 million to non-controlling interests.

For the first half of 2022, the Company’s cash used by financing activities was a net outflow of $95 million. During the first half of 2022, the Company received proceeds from the exercise of stock options of $13 million, made equipment loan facility repayments of $11 million, made principal payments on lease arrangements of $4 million, made interest and commitment fee payments of $2 million, paid dividends of $85 million and distributed $4 million to non-controlling interests.

On February 22, 2022 and June 8, 2022, B2Gold’s Board of Directors declared a cash dividend for the first and second quarter of 2022, respectively, of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2022 and June 29, 2022, respectively, totalling $85 million.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the second quarter of 2022, capital expenditures totalled $84 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $20 million, the Masbate Mine had capital expenditures of $14 million, the Otjikoto Mine had capital expenditures of $23 million, the Gramalote Project had capital expenditures of $4 million and the Anaconda Project had capital expenditures of $7 million. Other exploration and development costs for the second quarter of 2022 totalled $16 million. In addition, for the second quarter of 2022, the Company incurred $48 million in acquisition costs for the Bakolobi permit in Mali. For the first half of 2022, capital expenditures totalled $152 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $48 million, the Masbate Mine had capital expenditures of $20 million, the Otjikoto Mine had capital expenditures of $39 million, the Gramalote Project had capital expenditures of $9 million and the Anaconda Project had capital expenditures of $7 million. Other exploration and development costs for the first half of 2022 totalled $29 million. In addition, for the first half of 2022, the Company made a $8 million mineral property exercise option payment in relation to the Ondundu Project which at June 30, 2022 is disclosed as an asset classified as held-for-sale and incurred $48 million in acquisition costs for the Bakolobi permit in Mali.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	4,062	4,140	10,456	7,227
Masbate Mine, exploration	1,378	1,339	2,415	2,425
Otjikoto Mine, exploration	873	1,113	1,379	1,589
Menankoto, exploration	1,183	1,748	1,507	2,964
Bantako North, exploration	2,736	2,119	4,356	3,634
Finland Properties, exploration	2,639	584	4,107	758
Uzbekistan Properties, exploration	649	804	1,573	1,468
Kiaka Project, exploration	—	1,574	—	3,051
Other	2,462	1,832	3,443	2,308

	15,982	15,253	29,236	25,424

B2Gold is planning another year of aggressive exploration in 2022 with a revised budget of approximately $75 million, an increase of $10 million over the original budget of $65 million (excludes drilling included in the Gramalote Project budget). The increased exploration budget for 2022 will allow for exploration at the newly acquired Bakolobi permit and additional targets in the Anaconda area. Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million in 2022 for its grassroots exploration programs, including several new regions.

B2Gold is currently conducting a 225,000 metre drill program in western Mali with a 2022 exploration budget of $35 million, including drill programs on the Fekola North deposit to further test the underground potential, and the Anaconda area, including the Mamba, Adder, Anaconda. Cascabel, Viper and Cobra zones as well as the newly acquired Bakolobi permit. To date in 2022, the Company has completed approximately 70,000 metres of combined diamond, reverse circulation and aircore drilling on targets near the Fekola Mine, primarily targeting deep extensions of the Fekola deposit to the north and below the current reserve pit, and in the Anaconda Area, primarily on the Mamba, Adder and Cascabel zones), between 20 and 25 kilometres north of the Fekola Mine.

Fekola Mine

In 2022, approximately $10 million is budgeted to be spent on exploration of Cardinal/FMZ, Fekola Deeps and Fekola North.

On February 2, 2022, the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Drilling down plunge of the high-grade portions of the Cardinal Zone in 2021 has been successful and will be continued in 2022.

Deeper drilling beneath and down plunge of the Fekola open pit is planned to follow high grade shoots that could potentially be amenable to mining underground. The Company will also continue to track the main Fekola structure north of the existing open pit.

Drilling undertaken since December 2021 at the Fekola North deposit has partially infilled areas of the deepest portions of the current Mineral Resource area and also tested beyond the limits of the current Mineral Resource pit in areas believed to be amenable to underground development. Drill holes intersect high grade sulphide mineralization in step outs beyond the limit of the current Mineral Resource pit and provide strong positive support to the ongoing evaluation of underground mining at Fekola. The Company has completed approximately 15,000 metres of deep diamond drilling on the Fekola North deposit in 2022.

Anaconda Area (comprised of the Menankoto and Bantako North permits) and Bakolobi

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine. The updated and significantly increased Anaconda area Mineral Resource estimate (as at January 11, 2022) constrained within a conceptual pit shell at a gold price of $1,800 per ounce included an initial Indicated Mineral Resource estimate of 32,400,000 tonnes at 1.08 g/t gold for a total 1,130,000 ounces of gold, and Inferred Mineral Resource estimate of 63,700,000 tonnes at 1.12 g/t gold for 2,280,000 ounces of gold. The Mineral Resource estimate included first time reporting of 1,130,000 ounces of Indicated Mineral Resources and an increase of 1,510,000 ounces (196% increase) of Inferred Mineral Resources since the initial Inferred Mineral Resource estimate in 2017 (21,590,000 tonnes at 1.11 g/t gold, for 767,000 ounces).

In April 2022, the Company acquired the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2 and providing approximately 25 km of contiguous exploration potential along the Senegal-Mali Shear Zone An initial $2.2 million exploration program on the Bakolobi permit is scheduled for the second half of 2022. Drilling will focus on the southward extension of known resources in the Anaconda area. The Company believes that the Bakolobi permit is a highly prospective area that has the potential to provide for the near-term addition of both saprolite- and sulphide-hosted gold deposits.

In 2022, approximately $24 million is now budgeted to be spent on exploration in the Anaconda area (comprised of the Menankoto permit and Bantako North permit) and the Bakolobi permit; an increase of $7 million over the original budget of $17 million.

In 2022, the Company is drilling to infill and extend the saprolite resource area and to follow up on the sulphide mineralization at the Anaconda area, including the Mamba and Adder zones, and several other targets below the saprolite mineralization. The good grade and width combinations at the Anaconda area continue to provide a strong indication of the potential for Fekola-style south plunging bodies of sulphide mineralization, which remains open down plunge. Seven drill rigs are currently drilling in the Anaconda area and one drill rig is currently operating on Bakolobi. On the Mamba zone, drill results are particularly significant as they confirm the continuity of high grade sulphide mineralization 110 metres below the limit of the updated Mineral Resource pit boundaries. In the main Anaconda area Mineral Resource pit, drill results demonstrate the potential to add sulphide Mineral Resources beneath the currently defined saprolite resources, where the mineralization remains open at depth.

2022 West Mali Regional Exploration

B2Gold’s proposed acquisition of Oklo and its flagship Dandoko project, which remains subject to completion, will extend the footprint of B2Gold’s exploration in Mali to over 1,700 km2 and add the Dandoko project’s JORC 2012 compliant Measured and Indicated Mineral Resource estimate of 8.70 million tonnes at 1.88 g/t for 528,000 ounces of gold and an Inferred Mineral Resource estimate of 2.63 million tonnes at 1.67 g/t for 141,000 ounces of gold, to B2Gold’s rapidly growing Mineral Resource inventory in the region. The Company believes there is strong potential to extend the mineralization at the Dandoko project

The Company also has been drilling on the Kolomba regional target, which is located approximately 15 kilometers from the Anaconda area. Initial results from these drilling programs have been encouraging. This target is located north of the same structural corridor that hosts the Dandoko project.

Fekola Complex Regional Development

In 2022, the Company budgeted $33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill at a rate of 1.5 million tonnes per annum. With the anticipated closing of the acquisition of Oklo and its flagship Dandoko project in mid-September 2022, the Company is currently evaluating its options for the timing and sourcing of material on a regional basis from all deposits within the Fekola Complex (including Fekola, Cardinal, Dandoko, Bakolobi and the Anaconda area). This updated evaluation is expected to be completed by the end of 2022, with first saprolite production now anticipated in the second quarter of 2023. Subject to obtaining all necessary permits and completion of a final development plan, the Company intends to commence its planned Phase I infrastructure development in the fourth quarter of 2022. Trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production.

Based on this updated Mineral Resource estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

Other West African Exploration

In 2022, a total of $1.7 million is planned for the Company’s newly acquired early stage permits in Cote d’Ivoire, which is part of the other greenfield exploration budget noted below.

Masbate Mine

The Masbate exploration budget for 2022 is approximately $5.8 million, including approximately 10,200 metres of drilling. The 2022 exploration program will be mainly focused on the Main Vein, Old Lady and Blue Quartz zones at Masbate, converting Inferred Mineral Resource areas below existing design pits to support expanding the existing open pits. Several grassroot greenfield targets will be further tested as well.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2022 is approximately $4 million. Exploration in 2022 will include 12,320 metres of diamond drilling and 5,400 metres of RAB drilling at the Otjikoto mine area. Diamond drilling earlier this year targeted the extension of the existing Wolfshag underground Mineral Resource area and a new zone located parallel to and east of Wolfshag. This has largely been completed, with further drilling planned from underground platforms next year. Current diamond drilling has been directed to the extension of the Otjikoto structure several kilometers south of the Otjikoto open pit. Drilling is also underway on several other regional targets in proximity to the Otjikoto mine infrastructure.

Other Greenfield Exploration

B2Gold has allocated approximately $29 million in 2022 for its grassroots exploration programs, including Finland, Uzbekistan,
Zimbabwe and several new regions.

In Finland, the Company has allocated $8 million to the Central Lapland Joint Venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the Joint Venture ground. This trend (named the Helmi trend on the Joint Venture ground) coincides with B2Gold’s base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and is being successfully followed up in 2022, with 11,600 metres planned.

In Uzbekistan, the Company has allocated $6 million to advance exploration on the ground it has acquired in proximity to the world class Muruntau super-mine. Multiple targets on structures and lithologies with comparable alteration and geochemical characteristics as Muruntau were identified by mapping, RAB drilling and trenching. Reverse circulation and diamond drilling were carried out on some of these targets in 2021. Some of these targets will be followed up in 2022, as well ongoing drill testing of remaining and new targets. A total of 32,700 metres of diamond and reverse circulation drilling has been planned.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued around the world.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2021. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Gramalote Project

During the years ended December 31, 2014 and December 31, 2015, the Company recorded impairment charges of $97 million and $36 million, respectively, for a cumulative impairment charge of $133 million. Subsequent to June 30, 2022, based on the preliminary results of the optimized feasibility study for the Gramalote Project, a joint venture between B2Gold and AngloGold, both partners have determined that the project does not currently meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalizing the optimized feasibility study, B2Gold and AngloGold have jointly made the decision to review the alternatives for the Gramalote Project over the coming months. The decision was considered to be an impairment indicator. The Company has performed an impairment test on the Gramalote Project cash-generating unit (“CGU”) as at June 30, 2022.

The carrying value of the Gramalote Project’s exploration and evaluation property was compared to the property’s recoverable amount which was determined to be its fair value less costs of disposal as at June 30, 2022. To estimate the recoverable amount of the Gramalote Project’s CGU for impairment, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices, foreign exchange rates and the discount rate. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at June 30, 2022 were:

•Long-term gold price of $1,650/ounce
•Silver price of $23/ounce
•Mine life of 12 years with construction beginning in 2024
•Discount rate of 6.5%

The Company’s analysis concluded that the carrying value of the Gramalote Project at June 30, 2022 was not impaired. The recoverable amount of the Gramalote Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce reduction in the gold price would result in a reduction in the recoverable amount of approximately $38 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $9 million.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	86,258	40,690	31,355	158,303	14,695	172,998
Royalties and production taxes	16,475	5,104	2,322	23,901	1,159	25,060

Total cash costs	102,733	45,794	33,677	182,204	15,854	198,058

Gold sold (ounces)	121,250	53,250	30,800	205,300	14,829	220,129

Cash operating costs per ounce ($/ gold ounce sold)	711	764	1,018	771	991	786

Total cash costs per ounce ($/ gold ounce sold)	847	860	1,093	888	1,069	900

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	69,737	40,348	22,208	132,293	12,303	144,596
Royalties and production taxes	16,523	6,325	1,823	24,671	949	25,620

Total cash costs	86,260	46,673	24,031	156,964	13,252	170,216

Gold sold (ounces)	115,000	59,971	25,100	200,071	14,289	214,360

Cash operating costs per ounce ($/ gold ounce sold)	606	673	885	661	861	675

Total cash costs per ounce ($/ gold ounce sold)	750	778	957	785	927	794

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	147,668	75,454	58,141	281,263	28,289	309,552
Royalties and production taxes	32,947	10,966	5,678	49,591	2,097	51,688

Total cash costs	180,615	86,420	63,819	330,854	30,386	361,240

Gold sold (ounces)	226,650	97,550	76,200	400,400	27,818	428,218

Cash operating costs per ounce ($/ gold ounce sold)	652	773	763	702	1,017	723

Total cash costs per ounce ($/ gold ounce sold)	797	886	838	826	1,092	844

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	127,348	72,333	44,244	243,925	27,162	271,087
Royalties and production taxes	35,574	11,876	3,747	51,197	2,078	53,275

Total cash costs	162,922	84,209	47,991	295,122	29,240	324,362

Gold sold (ounces)	235,200	115,341	51,860	402,401	29,432	431,833

Cash operating costs per ounce ($/ gold ounce sold)	541	627	853	606	923	628

Total cash costs per ounce ($/ gold ounce sold)	693	730	925	733	993	751
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	86,258	40,690	31,355	158,303	14,695	172,998
Inventory sales adjustment	(7,670)	4,985	4,325	1,640	—	1,640

Cash operating costs	78,588	45,675	35,680	159,943	14,695	174,638

Gold produced (ounces)	123,066	54,375	31,417	208,858	14,765	223,623

Cash operating costs per ounce ($/ gold ounce produced)	639	840	1,136	766	995	781

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	69,737	40,348	22,208	132,293	12,303	144,596
Inventory sales adjustment	391	(5,297)	759	(4,147)	—	(4,147)

Cash operating costs	70,128	35,051	22,967	128,146	12,303	140,449

Gold produced (ounces)	113,611	56,878	26,891	197,380	14,232	211,612

Cash operating costs per ounce ($/ gold ounce produced)	617	616	854	649	864	664

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	147,668	75,454	58,141	281,263	28,289	309,552
Inventory sales adjustment	(5,682)	12,659	4,543	11,520	—	11,520

Cash operating costs	141,986	88,113	62,684	292,783	28,289	321,072

Gold produced (ounces)	224,714	114,139	66,478	405,331	27,657	432,988

Cash operating costs per ounce ($/ gold ounce produced)	632	772	943	722	1,023	742

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	127,348	72,333	44,244	243,925	27,162	271,087
Inventory sales adjustment	5,697	(2,316)	371	3,752	—	3,752

Cash operating costs	133,045	70,017	44,615	247,677	27,162	274,839

Gold produced (ounces)	238,699	114,391	49,933	403,023	29,233	432,256

Cash operating costs per ounce ($/ gold ounce produced)	557	612	893	615	929	636
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2022:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	86,258	40,690	31,355	—	158,303	14,695	172,998
Royalties and production taxes	16,475	5,104	2,322	—	23,901	1,159	25,060
Corporate administration	2,172	870	1,574	7,933	12,549	1,075	13,624
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	3,179	3,179	—	3,179
Community relations	117	118	218	—	453	—	453
Reclamation liability accretion	224	227	165	—	616	—	616
Realized gains on derivative contracts	(4,778)	(4,829)	(2,076)	—	(11,683)	—	(11,683)
Sustaining lease expenditures	192	315	1,407	534	2,448	—	2,448
Sustaining capital expenditures(2)	14,101	13,724	7,578	—	35,403	—	35,403
Sustaining mine exploration(2)	362	1,378	679	—	2,419	—	2,419

Total all-in sustaining costs	115,123	57,597	43,222	11,646	227,588	16,929	244,517

Gold sold (ounces)	121,250	53,250	30,800	—	205,300	14,829	220,129

All-in sustaining cost per ounce ($/ gold ounce sold)	949	1,082	1,403	—	1,109	1,142	1,111
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below
The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2022:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	20,198	14,057	23,152	57,407	—	57,407
Cardinal mobile equipment	(2,426)	—	—	(2,426)	—	(2,426)
Tailings facility life-of-mine study	(3,507)	—	—	(3,507)	—	(3,507)
Fekola underground study	(25)	—	—	(25)	—	(25)
Other	(139)	—	(362)	(501)	—	(501)
Land acquisitions	—	(333)	—	(333)	—	(333)
Underground development	—	—	(13,196)	(13,196)	—	(13,196)
National power grid connection	—	—	(2,016)	(2,016)	—	(2,016)

Sustaining capital expenditures	14,101	13,724	7,578	35,403	—	35,403

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2022:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,062	1,378	873	6,313	—	6,313
Regional exploration	(3,700)	—	(194)	(3,894)	—	(3,894)

Sustaining mine exploration	362	1,378	679	2,419	—	2,419
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2021:

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	69,737	40,348	22,208	—	132,293	12,303	144,596
Royalties and production taxes	16,523	6,325	1,823	—	24,671	949	25,620
Corporate administration	1,466	608	1,304	7,139	10,517	677	11,194
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,444	2,444	—	2,444
Community relations	311	16	406	—	733	—	733
Reclamation liability accretion	145	165	111	—	421	—	421
Realized gains on derivative contracts	(1,118)	(1,205)	(563)	—	(2,886)	—	(2,886)
Sustaining lease expenditures	118	343	42	190	693	—	693
Sustaining capital expenditures(2)	6,851	5,965	14,116	—	26,932	1,528	28,460
Sustaining mine exploration(2)	4,140	1,339	1,027	—	6,506	—	6,506

Total all-in sustaining costs	98,173	53,904	40,474	9,773	202,324	15,457	217,781

Gold sold (ounces)	115,000	59,971	25,100	—	200,071	14,289	214,360

All-in sustaining cost per ounce ($/ gold ounce sold)	854	899	1,613	—	1,011	1,082	1,016
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2021:

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	8,721	6,778	21,091	36,590	1,528	38,118
Solar plant	(1,870)	—	—	(1,870)	—	(1,870)
Land acquisitions	—	(653)	—	(653)	—	(653)
Other	—	(160)	—	(160)	—	(160)
Underground development	—	—	(5,489)	(5,489)	—	(5,489)
National power grid connection	—	—	(1,486)	(1,486)	—	(1,486)

Sustaining capital expenditures	6,851	5,965	14,116	26,932	1,528	28,460
The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2021:

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,140	1,339	1,113	6,592	1,542	8,134
Regional exploration	—	—	(86)	(86)	(1,542)	(1,628)

Sustaining mine exploration	4,140	1,339	1,027	6,506	—	6,506

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2022:

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	147,668	75,454	58,141	—	281,263	28,289	309,552
Royalties and production taxes	32,947	10,966	5,678	—	49,591	2,097	51,688
Corporate administration	4,287	1,228	2,875	14,987	23,377	1,546	24,923
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	6,879	6,879	—	6,879
Community relations	383	137	552	—	1,072	—	1,072
Reclamation liability accretion	383	410	282	—	1,075	—	1,075
Realized gains on derivative contracts	(6,887)	(7,400)	(3,298)	—	(17,585)	—	(17,585)
Sustaining lease expenditures	385	637	1,446	1,199	3,667	—	3,667
Sustaining capital expenditures(2)	35,968	19,005	16,245	—	71,218	—	71,218
Sustaining mine exploration(2)	3,993	2,415	1,157	—	7,565	—	7,565

Total all-in sustaining costs	219,127	102,852	83,078	23,065	428,122	31,932	460,054

Gold sold (ounces)	226,650	97,550	76,200	—	400,400	27,818	428,218

All-in sustaining cost per ounce ($/ gold ounce sold)	967	1,054	1,090	—	1,069	1,148	1,074
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2022:

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	48,426	19,750	39,283	107,459	—	107,459
Cardinal mobile equipment	(7,999)	—	—	(7,999)	—	(7,999)
Tailings facility life-of-mine study	(3,930)	—	—	(3,930)	—	(3,930)
Fekola underground study	(368)	—	—	(368)	—	(368)
Other	(161)	—	(362)	(523)	—	(523)
Land acquisitions	—	(745)	—	(745)	—	(745)
Underground development	—	—	(18,930)	(18,930)	—	(18,930)
National power grid connection	—	—	(3,746)	(3,746)	—	(3,746)

Sustaining capital expenditures	35,968	19,005	16,245	71,218	—	71,218

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2022:

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	10,456	2,415	1,379	14,250	—	14,250
Regional exploration	(6,463)	—	(222)	(6,685)	—	(6,685)

Sustaining mine exploration	3,993	2,415	1,157	7,565	—	7,565
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2021:

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	127,348	72,333	44,244	—	243,925	27,162	271,087
Royalties and production taxes	35,574	11,876	3,747	—	51,197	2,078	53,275
Corporate administration	3,322	1,406	2,353	13,534	20,615	1,313	21,928
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	4,553	4,553	—	4,553
Community relations	552	35	727	—	1,314	—	1,314
Reclamation liability accretion	231	284	176	—	691	—	691
Realized gains on derivative contracts	(1,778)	(1,786)	(825)	—	(4,389)	—	(4,389)
Sustaining lease expenditures	286	684	81	377	1,428	—	1,428
Sustaining capital expenditures(2)	18,009	11,948	27,971	—	57,928	1,528	59,456
Sustaining mine exploration(2)	7,227	2,402	1,469	—	11,098	—	11,098

Total all-in sustaining costs	190,771	99,182	79,943	18,464	388,360	32,081	420,441

Gold sold (ounces)	235,200	115,341	51,860	—	402,401	29,432	431,833

All-in sustaining cost per ounce ($/ gold ounce sold)	811	860	1,542	—	965	1,090	974
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2021:

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	26,117	13,342	39,966	79,425	1,528	80,953
Solar plant	(8,108)	—	—	(8,108)	—	(8,108)
Land acquisitions	—	(1,028)	—	(1,028)	—	(1,028)
Other	—	(366)	—	(366)	—	(366)
Underground development	—	—	(9,920)	(9,920)	—	(9,920)
National power grid connection	—	—	(2,075)	(2,075)	—	(2,075)

Sustaining capital expenditures	18,009	11,948	27,971	57,928	1,528	59,456

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2021:

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	7,227	2,425	1,589	11,241	1,542	12,783
Regional exploration	—	(23)	(120)	(143)	(1,542)	(1,685)

Sustaining mine exploration	7,227	2,402	1,469	11,098	—	11,098

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	37,804	68,457	118,527	160,012

Adjustments for non-recurring and significant recurring non-cash items:
Reversal of impairment of long-lived assets	(909)	—	(909)	—
Write-down of mineral property interests	3,027	—	3,027	1,040
Unrealized losses (gains) on derivative instruments	3,934	(7,293)	(9,463)	(14,544)
Dilution gain on investment in Calibre	—	—	(5,458)	—
Non-cash interest income on deferred consideration receivable	(1,051)	—	(2,090)	—
Deferred income tax expense (recovery)	2,443	(9,298)	6,710	3,388

Adjusted net income attributable to shareholders of the Company for the period	45,248	51,866	110,344	149,896

Basic weighted average number of common shares outstanding (in thousands)	1,061,270	1,053,054	1,059,060	1,052,303

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.04	0.05	0.10	0.14

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2022	2022	2021	2021	2021	2021	2020	2020
Gold revenue ($ in thousands)	381,985	365,583	526,113	510,859	362,990	362,302	479,525	487,166
Net income for the period ($ in thousands)	40,686	90,803	153,140	134,871	73,982	98,832	174,405	277,039
Earnings per share (1) – basic ($)	0.04	0.08	0.13	0.12	0.07	0.09	0.16	0.25
Earnings per share (1) – diluted ($)	0.04	0.08	0.13	0.12	0.06	0.09	0.16	0.25
Cash provided (used) by operating activities ($ in thousands)	124,879	107,310	266,292	320,283	(8,316)	145,854	196,690	300,762
Gold sold (ounces)	205,300	195,100	292,350	286,650	200,071	202,330	256,655	253,200
Average realized gold price ($/ ounce)	1,861	1,874	1,800	1,782	1,814	1,791	1,868	1,924
Gold produced (ounces)	208,858	196,473	288,849	295,723	197,380	205,643	256,319	248,733
Gold produced, total including Calibre equity investment (ounces)	223,623	209,365	304,897	310,261	211,612	220,644	270,469	263,813
Cash operating costs (2) ($/ gold ounce sold)	786	656	433	482	675	582	461	437
Total cash costs (2) ($/ gold ounce sold)	900	784	556	596	794	709	578	567
All-in sustaining costs (2) ($/ gold ounce sold)	1,111	1,036	860	795	1,016	932	926	785
Adjusted net income (1)(2) ($ in thousands)	45,248	65,096	112,724	122,750	51,866	98,030	146,729	161,183
Adjusted earnings per share (1)(2) – basic ($)	0.04	0.06	0.11	0.12	0.05	0.09	0.14	0.15
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. The net income in the third quarter of 2020 reflects an impairment reversal of $122 million related to the Masbate Mine, net of deferred income tax and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries.

SUMMARY AND OUTLOOK
The Company is pleased with its second quarter of 2022 results, particularly given the challenges mining companies are facing around the world. Based on a strong operational and financial first half of 2022, the Company is on track to meet its annual gold production guidance for 2022 of between 990,000 and 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre). Consolidated cash operating costs and all-in sustaining costs were below budget for the first half of 2022. Cash operating costs and all-in sustaining costs guidance for each operation for the second half of 2022 have been revised to reflect the current increases in fuel pricing and expected timing of remaining sustaining capital expenditures for 2022. However, after factoring in the positive cost results in the first half of 2022, total consolidated costs guidance ranges for full-year 2022 remain unchanged. Total consolidated cash operating costs for full year 2022 are expected to be at the upper end of the Company's original guidance range of between $620 and $660 per ounce and within its total consolidated all-in sustaining costs guidance range of between $1,010 and $1,050 per ounce.

Following the receipt of the Menankoto permit in Mali, the Company is expanding the scope of its exploration activities on the Anaconda area (comprised of the Menankoto permit and the Bantako North permit) to build on the successful exploration programs already completed to date. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022. On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2.

The Company is continuing with a $33 million program for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill at a rate of 1.5 million tonnes per annum. With the anticipated closing of the acquisition of Oklo and its flagship Dandoko project in mid-September 2022, the Company is currently evaluating its options for the timing and sourcing of material on a regional basis from all deposits within the Fekola Complex (including Fekola, Cardinal, Dandoko, Bakolobi and the Anaconda area). This updated evaluation is expected to be completed by the end of 2022, with first saprolite production now anticipated in the second quarter of 2023. Subject to obtaining all necessary permits and completion of a final development plan, the Company intends to commence its planned Phase I infrastructure development in the fourth quarter of 2022. Trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production.

After a very successful year for exploration in 2021, B2Gold is conducting an aggressive exploration campaign in 2022 with a revised budget of approximately $75 million (excluding the Gramalote Project). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million for its grassroots exploration programs, including several new regions. Included in the grassroots exploration program is $8 million allocated to Finland for the Central Lapland Joint Venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the Joint Venture ground. This trend (named the Helmi trend on the joint venture ground) coincides with B2Gold’s base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and is being successfully followed up with 11,600 metres planned in 2022.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

OUTSTANDING SHARE DATA
At August 3, 2022, 1,062,818,276 common shares were outstanding. In addition, there were approximately 30.1 million stock options outstanding with exercise prices ranging between Cdn.$2.94 to Cdn.$8.53 per share, approximately 3.9 million RSUs outstanding and approximately 4.6 million PSUs outstanding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 25% basis for the first quarter of 2022 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2022; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and all-in sustaining costs of between $1,010 and $1,050 per ounce; the potential upside to increase Fekola's gold production in 2022 by trucking material from the Anaconda area, including the potential to add approximately 80,000 to 100,000 per year to Fekola’s annual production profile, and for the Anaconda area to provide saprolite material to feed the Fekola mill starting in late 2022; the timing and results of a Phase II study for the Anaconda area to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda; the potential for production from the Cardinal zone to add approximately 50,000 ounces in 2022 to the Company's production profile and approximately 60,000 per year over the next 6 to 8 years; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in the second half of 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at Calibre's El Limon, La Libertad and Pan mines. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.